VALGOLD RESOURCES LTD. **VAL-TSX VENTURE EXCHANGE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-[redacted]

April 7, 2009

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

4/20

Enclosures

United States Sec Filing
April 7, 2009

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated March 16, 2009.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

March 16, 2009

TSX Venture Exchange Symbol: **VAL**
Frankfurt Exchange Symbol: **VR2**
SEC 12g3-2(b) exemption: **82-3339**

VALGOLD SHAREHOLDER UPDATE

March 16, 2009, Vancouver, BC - ValGold Resources Ltd. (VAL – TSX Venture) (the "Company") is is pleased to provide the following shareholder update:.

Annual General Meeting – Election of Directors & Management Appointment

The Company held its Annual General Meeting on Thursday, February 19, 2009, at which Messrs. Stephen J. Wilkinson, Sargent H. Berner, Kenneth R. Yurichuk, Pedro (Peter) R. Tinoco and William J. Witte were re-elected to the Company's Board of Directors. Mr. Andrew F. B. Milligan, who had served as a Director of the Company since 2002, and as the Company's Chairman since 2004, retired and at his request was not nominated for re-election at the Company's Annual General Meeting. Mr. Wilkinson expressed thanks on behalf of Management and the Board of Directors, stating, "Andrew Milligan has been an important member of our Board, both as a regular director and as Chairman. Until recently, he has been in the office daily and made valuable contributions to the Company with his great advice based on his long career in the mining industry. He will be missed."

Following the Company's Annual General Meeting, Mr. Wilkinson was appointed the Company's new Chairman of the Board to replace Mr. Milligan. Additionally, Mr. Wilkinson was re-appointed as the Company's President and Chief Executive Officer. Ms. Shannon M. Ross was re-appointed as the Company's Chief Financial Officer and Mr. Rodrigo Romo was appointed as the Company's Corporate Secretary.

For further information on the Company and its portfolio of exploration projects and joint ventures, visit the Company's website at www.valgold.com.

Stephen J. Wilkinson
Chairman, President & Chief Executive Officer

Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com